Notice to LSE

Rio Tinto Limited annual general meeting

  4 May 2017

The addresses and accompanying presentation given by the chairman, chief executive and the remuneration committee chairman at the Rio Tinto Limited annual general meeting held today at 9:30am (AEST) at the Ballroom, Level 3, Sofitel Sydney Wentworth, 61-101 Phillip Street, Sydney, New South Wales, Australia are available at: www.riotinto.com/AGM2017

Steve Allen	Tim Paine
Company Secretary	Joint Company Secretary

Rio Tinto plc	Rio Tinto Limited
6 St James’s Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2058	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404